Exhibit 99.1

PARETEUM FINANCIAL CONTACT: Ted O’Donnell

Chief Financial Officer

Phone: (212) 380-6100

PARETEUM INVESTOR CONTACT: Stephen Hart

Hayden IR

Phone: (917) 658-7878

IPASS MEDIA CONTACT: Alex Crenshaw

Spark Communications

Phone: +44 (0) 20 7436 0420

IPASS INVESTOR CONTACT: investorrelations@ipass.com

(650) 232-4205

Pareteum Enters into Definitive Agreement to Acquire iPass

All stock transaction creates significant shareholder value through powerful combination

Generates an anticipated $15 million in annual cost synergies with greater than $12 million expected to be realized in the first full quarter of combined operations

NEW YORK and REDWOOD SHORES, Calif. ― Nov. 12, 2018 ― Pareteum Corporation (Nasdaq: TEUM), a cloud software platform company, and iPass, Inc. (Nasdaq: IPAS), a provider of global mobile connectivity, and location and performance data, today announced that they have entered into a definitive agreement under which Pareteum will acquire iPass in an all-stock transaction whereby iPass shareholders will receive 1.17 shares of Pareteum common stock in an exchange offer.

With this accretive acquisition, Pareteum expects to gain a strategic position with new marquee brands and new markets including the enterprise, airline, hospitality, retail and internet of things (IoT) sectors. Pareteum expects to strengthen its established intellectual property portfolio with the addition of over 40 U.S. and international patents. With more than 500 expected new customers and a global network of over 68 million Wi-Fi hot spots, coupled with proven connection management technology, location services and Wi-Fi performance data, Pareteum is now poised to take its global communications software solutions to every market vertical.

Founder, Executive Chairman and Principal Executive Officer of Pareteum Hal Turner said, “iPass and Pareteum will now accelerate as one company with combined products and services, the expansion of addressable markets and the resulting executive and operating talent. It has been a pleasure to work with iPass President and CEO Gary Griffiths to combine our companies and execute on a shared vision for growth."

“Pareteum has enjoyed a solid partnership with iPass over the past year and our mutual view on connectivity and mobile enablement made it easy to see that we could grow our business and accelerate our mission together,” said Pareteum President Denis McCarthy, who is leading the acquisition. “Our integration with iPass extends not only Pareteum’s customer base, but also our portfolio of services. Customers will now be able to use the Pareteum Global Software Defined Cloud to access premium wireless and Wi-Fi services, and experience location data analytics for a truly immersive experience.”

Gary Griffiths added, "By joining with Pareteum, our vision for iPass SmartConnect is amplified and expanded. Pareteum is one of the fastest growing companies in this industry, and we believe that the combination of our teams, technologies and products will materially accelerate revenue growth and earnings. Being part of Pareteum's constellation is exciting, and clearly in the best interest of iPass shareholders, customers, business partners and employees."

The transaction is expected to be immediately accretive to Pareteum’s non-GAAP EPS and free cash flow after anticipated synergies. Pareteum anticipates achieving more than $15 million in annual cost synergies with greater than $12 million of those expected to be realized in the first full quarter of combined operations. Pareteum currently estimates approximately $2.0 million of GAAP earnings accretion and $5.5 million of non-GAAP earnings accretion in the first full year after closing the transaction. In addition, the acquisition will add new offices and talent in Silicon Valley, California and Bangalore, India, expanding Pareteum’s presence globally.

Under the terms of the definitive acquisition agreement, a wholly-owned subsidiary of Pareteum will commence an exchange offer to acquire all of the outstanding shares of iPass common stock, offering 1.17 shares of Pareteum common stock in exchange for each share of iPass common stock tendered. Upon satisfaction of the conditions to the exchange offer, and after the shares tendered in the exchange offer are accepted for payment, the agreement provides for the parties to effect, as promptly as practicable, a merger, which would not require a vote by iPass stockholders, and which would result in each share of iPass common stock not tendered in the exchange offer being converted into the right to receive 1.17 shares of Pareteum common stock. The exchange offer is subject to customary conditions, including the tender of at least a majority of the outstanding shares of iPass common stock and certain regulatory approvals, and is expected to close in the first quarter of calendar year 2019. No approval of the stockholders of Pareteum is required in connection with the proposed transaction. Terms of the agreement were approved by the board of directors for both Pareteum and iPass.

Jefferies LLC is acting as exclusive financial advisor to Pareteum, along with Sichenzia Ross Ference LLP, which is serving as its legal counsel.

Raymond James & Associates, Inc. is acting as financial advisor to iPass and Cooley LLP is acting as its legal counsel.

Shareholder and Analyst Conference Call Describing the Acquisition by Pareteum of iPass:

Tuesday, Nov. 13, 2018 at 9 a.m. EST

Access information includes the following numbers and ID codes:

TOLL-FREE	1-800-239-9838
TOLL/INTERNATIONAL	1-323-794-2551
BELIGUM TOLL-FREE	0800 58228
NETHERLANDS TOLL FREE	0800 023 1436
U.K. TOLL FREE	0800 358 6377

Participant link: http://public.viavid.com/player/index.php?id=132310

About Pareteum

Pareteum Corporation (Nasdaq: TEUM) is a rapidly growing Global Software Defined Cloud company with a mission to connect “every person and everything.” Organizations use Pareteum to energize their growth and profitability through our Global Software Defined Cloud and complete turnkey solutions featuring relevant content, applications, and connectivity worldwide. Our cloud platform services partners (technologies integrated into our cloud) include: HPE, IBM, Ribbon Communications (Sonus+GenBand), NetNumber, Oracle, Microsoft, and other world class technology providers. All of the relevant customer-acquired value is derived from Pareteum’s leading Global Software Defined Cloud, delivering award-winning mobile enablement, regardless of the user’s location or network. By harnessing the value of communications, Pareteum serves retail, enterprise and IoT customers. Pareteum currently has offices in New York, São Paulo, Madrid, Barcelona, Bahrain, Singapore, Indonesia, Germany, Belgium, United Kingdom and the Netherlands. For more information please visit: www.pareteum.com.

About iPass

iPass (Nasdaq: IPAS) has been a pioneer in connectivity technology for 20 years. The company’s SmartConnect technology enables wireless users to automatically transition between Wi-Fi and cellular so they can stay connected to work – and life – on the go. This technology also lets businesses gather rich insights based on customer location. By incorporating both Wi-Fi and GPS signals, iPass delivers the industry’s most accurate location data, so that businesses can better understand their customers and create more value.

iPass® is a registered trademark of iPass Inc. Wi-Fi® is a registered trademark of the Wi-Fi Alliance. All other trademarks are owned by their respective owners.

Pareteum and the Pareteum logo are registered trademarks or service marks of Pareteum Corporation and/or its affiliates. Third-party trademarks and service marks mentioned herein are the property of their respective owners.

Cautionary Note Concerning Forward-Looking Statements

Certain statements made herein, including, for example, information regarding the proposed transaction between Pareteum and iPass, the expected timetable for completing the transaction and the potential benefits of the transaction, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward- looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against iPass or its directors or Pareteum related to the merger agreement; the possibility that various conditions to the consummation of the Pareteum exchange offer and merger may not be satisfied or waived; uncertainty as to how many shares of iPass common stock will be tendered into the Pareteum exchange offer; the risk that the Pareteum exchange offer and merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Pareteum and iPass, the ultimate outcome of Pareteum’s operating strategy applied to iPass and the ultimate ability to realize synergies; the effects of the business combination on Pareteum and iPass, including on the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations, and potential difficulties in employee retention as a result of the merger; risks related to Pareteum’s ability to successfully implement its acquisition strategy or integrate other acquired companies; uncertainty as to the future profitability of businesses acquired by Pareteum, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions by Pareteum; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, those detailed in iPass’s Annual Report on Form 10-K for the year ended December 31, 2017 and iPass’s most recent quarterly report filed with the SEC, and Pareteum’s Annual Report on Form 10-K for the year ended December 31, 2017 and Pareteum’s most recent quarterly report filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a pending business combination transaction between Pareteum and iPass. The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Pareteum will file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. Pareteum and a wholly-owned subsidiary of Pareteum will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. iPass will file a recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. iPass and Pareteum may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which iPass or Pareteum may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction.

Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Sources: Pareteum Corporation and iPass, Inc.